                          H O L L I N G E R    I N C .
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7

                         ------------------------------

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 JUNE 25, 2003

                         ------------------------------

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Hollinger Inc. ("Hollinger") will be held at the Ontario Bar Association Conference Centre, Second Floor, 20 Toronto Street, Toronto, Ontario, Canada, on WEDNESDAY, JUNE 25, 2003, AT 11:00 A.M., TORONTO TIME, for the following purposes:

     (a) to receive the consolidated financial statements of Hollinger and its subsidiary companies for the financial year ended December 31, 2002 together with the report of the auditors thereon;

     (b)  to elect directors;

     (c) to appoint auditors and to authorize the directors to fix their remuneration;

     (d) to consider and, if thought fit, to pass a special resolution (the "Board Size Resolution"), the full text of which is set forth in Appendix "A" to the accompanying Management Proxy Circular, approving the amendment of Hollinger's articles to allow directors to appoint one or more additional directors; and

     (e) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 20th day of May, 2003.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         /s/ CHARLES G. COWAN
                                         Vice-President and Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, COMPUTERSHARE TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1.

     THE 2002 ANNUAL REPORT OF HOLLINGER INC., INCLUDING CONSOLIDATED FINANCIAL STATEMENTS WAS SENT TO THE SHAREHOLDERS ON MAY 16, 2003.

                           MANAGEMENT PROXY CIRCULAR

                            MANAGEMENT SOLICITATION

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HOLLINGER INC. ("HOLLINGER" OR THE "CORPORATION") TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF HOLLINGER TO BE HELD ON JUNE 25, 2003 (the "meeting"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of Hollinger. The cost of such solicitation will be borne by Hollinger.

     Hollinger International Inc., the U.S. subsidiary of the Corporation, is referred to herein as "Hollinger International".

                     APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are directors and officers of Hollinger. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form and by depositing it with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournments thereof.

     Any shareholder who has given a proxy has the right to revoke it at any time as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by signing a written revocation of proxy and depositing that instrument of revocation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof, or in any other manner permitted by law.

NON-REGISTERED HOLDERS

     Only registered holders of retractable common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, retractable common shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

     In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this management proxy circular, the form of proxy, and the 2002 annual report (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

     A. be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 as described above;

     or

     B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

                               VOTING OF PROXIES

     On any ballot called, shares represented by properly executed proxies in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instruction of the shareholder whose shares are represented. WHERE SHAREHOLDERS HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, RETRACTABLE COMMON SHARES REPRESENTED BY PROXY WILL BE VOTED IN RESPECT OF THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS SET FORTH UNDER THOSE HEADINGS IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS DESIGNATED IN THE PRINTED PORTION THEREOF WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date hereof, the management of Hollinger is not aware of any amendments, variations or other matters to come before the meeting other than the matters referred to in the foregoing notice of meeting.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Each holder of retractable common shares of record at the close of business on May 22, 2003, the record date established for notice of the meeting and for voting in respect of the meeting ("the record date") will be entitled at the meeting to one vote for each retractable common share held by such holder.

     On May 22, 2003, there were 32,917,186 retractable common shares of Hollinger issued and outstanding and entitled to be voted on all matters at the meeting. To the knowledge of the directors and officers of Hollinger, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of Hollinger except as follows. The Ravelston Corporation Limited ("Ravelston") exercises control or direction over a total of 25,754,303 retractable common shares or 78.2% of the outstanding retractable common shares of Hollinger. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 78.2% of the outstanding retractable common shares of Hollinger.

     The address of Ravelston is 10 Toronto Street, Toronto, Ontario, M5C 2B7.

                    MATTERS TO BE CONSIDERED AT THE MEETING

ELECTION OF DIRECTORS

     The board of directors is elected annually and may consist of such number between 3 and 25 members as the directors may from time to time determine. There are currently 13 directors. Mr. R. Donald Fullerton has indicated that he will retire as a director and not stand for re-election at the meeting. The directors have determined that the number of directors to be elected for the ensuing year will be 13 in order to fill Mr. Fullerton's vacancy. Unless authority to vote is withheld, retractable common shares represented by proxies properly executed in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted for the election of the nominees named below, all of whom (with the exception of Mr. Bassett) are now directors and were elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by a proxy circular.

Management of Hollinger has no reason to believe that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons designated in the printed portion of the enclosed form of proxy to vote the proxy for the election of any other nominee or nominees of management. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated.

INFORMATION CONCERNING NOMINEES AS DIRECTORS

     The following table and the notes thereto set forth the names of the persons proposed to be nominated by management for election as directors, their present principal occupations, all positions and offices with Hollinger, if any, and its significant affiliates at present held by them, the year in which they were first elected as directors of Hollinger or a predecessor corporation and the approximate number of shares of Hollinger that they have advised Hollinger are beneficially owned by them or over which they exercise control or direction.

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------
PETER Y. ATKINSON....................  Executive Vice-President,              1996     5,158 retractable common shares
  Oakville, Ontario                      Hollinger (International
  Executive Vice-President and           Newspaper Company)
  Director

DOUGLAS G. BASSETT O.C.,.............  Chairman, Windward Investments      1979-1984              --
  O. Ont.                                (Private Investment Company)
  Toronto, Ontario
  Nominee Director

BARBARA AMIEL BLACK(5)(7)............  Vice-President, Editorial,             1994     1,650 retractable common shares
  London, England                        Hollinger (International
  Vice-President, Editorial              Newspaper Company);
  and Director                           Journalist

THE LORD BLACK OF CROSSHARBOUR, P.C.
  (CAN), O.C., K.C.S.G.(6)(7)(9).....  Chairman of the Board and              1978         1,611,039 Series II
  London, England                        Chief Executive Officer,                           Preference Shares
  Chairman of the Board,                 Hollinger (International                          8,190 retractable
  Chief Executive Officer                Newspaper Company)                                 common shares(8)
  and Director

J.A. BOULTBEE(7).....................  Executive Vice-President,              1987     1,031 retractable common shares
  Toronto, Ontario                       Hollinger (International
  Executive Vice-President and           Newspaper Company)
  Director

DANIEL W. COLSON(6)(7)...............  Vice-Chairman, Hollinger;              1987         290,697 Series II
  London, England                        (International Newspaper                          Preference Shares
  Vice-Chairman and                      Company); Vice-Chairman,                          16,625 retractable
  Director                               Hollinger International;                          common shares(8)
                                         Deputy Chairman and Chief
                                         Executive Officer,
                                         Telegraph Group Limited
                                         (Newspaper Publishing
                                         Company)

CHARLES G. COWAN, Q.C.(7)............  Vice-President and Secretary,          1981        5,158 retractable
  Toronto, Ontario                       Hollinger (International                           common shares
  Vice-President and Secretary           Newspaper Company)                               11,100 Series III
  and Director                                                                             Preference Shares

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------

FREDRIK S. EATON, O.C.(6)............  Chairman, White Raven Capital       1979-1991          174,284 retractable
  Toronto, Ontario                       Corp. (Holding Company)              1994               common shares
  Director                                                                                    23,091 retractable
                                                                                                common shares(8)

ALLAN E. GOTLIEB, C.C. ..............  Senior Adviser, Stikeman Elliott       1989            3,714 retractable
  Toronto, Ontario                       LLP (Law Firm); Chairman,                              common shares
  Director                               Donner Canadian Foundation                           1,000 Series III
                                         (Charitable Foundation);                             Preference Shares
                                         Chairman, Ontario Heritage                           17,437 retractable
                                         Foundation (Cultural                                  common shares(8)
                                         Foundation); Chairman,
                                         Sotheby's (Canada) (Art
                                         Auction House)

HENRY H. KETCHAM III(6)..............  Chairman, President and Chief          1996           1,031 retractable
  Vancouver, British Columbia,           Executive Officer, West Fraser                        common shares
  Director                               Timber Co. Ltd. (Forest Products                   23,794 retractable
                                         Company)                                             common shares(8)

F. DAVID RADLER(6)(7)................  Deputy Chairman, President and         1979           577,720 Series II
  Vancouver, British Columbia            Chief Operating Officer,                            Preference Shares
  Deputy Chairman, President,            Hollinger (International                            229,980 Series III
  Chief Operating Officer and            Newspaper Company)                                   Preference Shares
  Director                                                                                   16,720 retractable
                                                                                              common shares(8)

MAUREEN J. SABIA.....................  President, Maureen Sabia               1996            619 retractable
  Toronto, Ontario                       International (Consulting                             common shares
  Director                               Firm); Corporate Director                           3,256 retractable
                                                                                              common shares(8)

PETER G. WHITE(7)....................  Executive Vice-President, The       1979-1984,               --
  Banff, Alberta                         Ravelston Corporation Limited     1986-1988
  Director                               (Holding Company); Executive         1991
                                         Vice-President, Argus
                                         Corporation Limited

Notes:

(1) Lord Black is the Chairman of the Executive Committee of the board of directors. Messrs. Colson, Gotlieb and Radler are members.

     Mr. Ketcham is the Chairman of the Audit Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

     Mr. Gotlieb is the Chairman of the Corporate Governance Committee. Mr. Eaton and Mr. Fullerton are members.

     Mr. Ketcham is Chairman of the Compensation Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

     Mr. Boultbee is Chairman of the Retraction Price Committee. Mr. Atkinson is a member.

(2)  The following persons also hold senior management positions with Hollinger
     International: Lord Black is the Chairman of the Board and Chief Executive Officer; Mr. Radler is the Deputy Chairman; President and Chief Operating Officer; Mr. Colson is the Vice-Chairman; Mrs. Black is Vice-President; Editorial; Mr. Boultbee is an Executive Vice-President; and Mr. Atkinson is an Executive Vice-President. Lord Black is the Chairman and a director and Mr. Colson is the Deputy Chairman and Chief Executive Officer and a director of Telegraph Group Limited ("The Telegraph"). Lord Black and Messrs. Atkinson, Colson and Radler are directors of Hollinger International.

(3) Lord Black and Messrs. Atkinson, Boultbee, Colson, Cowan, Radler and White are shareholders, directly or indirectly, and officers and directors of Ravelston. Reference is made to "Voting Shares and Principal Holders Thereof".

(4) Lord Black controls Ravelston which exercises control or direction over 78.2% of the outstanding retractable common shares of Hollinger. Reference is made to "Voting Shares and Principal Holders Thereof".

(5) Mrs. Barbara Amiel Black is the wife of Lord Black.

(6) Lord Black and Messrs. Colson, Eaton, Ketcham and Radler own, directly or indirectly, 7,500, 500, 17,000, 1,000 and 9,000 shares of Class A common stock of Hollinger International, respectively. Hollinger International is a subsidiary of Hollinger.

(7) Lord Black, Mrs. Black and Messrs. Colson, Boultbee, Radler and White own, directly or indirectly, 72,300, 7,000, 100,000, 1,820, 103,300 and 3,500,
    respectively, and Lord Black and Mr. Cowan exercise control or direction over 150,000 and 5,000, limited partnership units of Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P."), respectively. Hollinger L.P. is controlled by Hollinger.

(8) The number of retractable common shares credited to the director's account as of March 31, 2003 pursuant to the Directors Share Unit Plan (see page 8).

(9) Through Lord Black's indirect control of Hollinger, Lord Black exercises control or direction over 14,990,000 shares of Class B common stock of Hollinger International.

     DOUGLAS G. BASSETT has been nominated for election to the board of directors of the Corporation. During the last five years, Mr. Bassett has been a director of a number of Canadian corporations including Canadian Imperial Bank of Commerce, Mercedes-Benz Canada Inc. and Rothmans Inc. Since 2000, Mr. Bassett has been Chairman of Windward Investments, a private investment company. Prior to this, he was Vice-Chairman of Baton Broadcasting Incorporated and Chairman of CTV. Mr. Bassett is also director of the Canadian Council of Christians and Jews and the World Wildlife Fund Canada. Mr. Bassett was appointed an Officer of the Order of Canada in 1991 and the Order of Ontario in 1995.

APPOINTMENT OF AUDITORS

     Retractable common shares represented by proxies properly executed in favour of management which are not directed to be withheld from voting in respect of the appointment of auditors will be voted for the reappointment of KPMG LLP as auditors of Hollinger and to authorize the directors to fix the auditors' remuneration.

     Fees billed to the Corporation by KPMG LLP during fiscal 2002 were as follows:

Audit fees(1)...............................................  $ 2,721,342
Audit related fees(2).......................................      208,863
                                                              -----------
     Audit and audit related fees...........................  $ 2,930,205
Tax fees(3).................................................    6,603,955
All other fees(4)...........................................      727,510
                                                              -----------
     Total fees.............................................  $10,261,670
                                                              -----------

---------------

(1) Audit fees for 2002 include fees for the annual audit, quarterly reviews, statutory audits, consents and comfort letters (including those related to the 2002 Publishing debt offering). This amount represents a current estimate of overall fees, which have not yet been fully billed.

(2) Audit related fees consist of fees for employee benefit plan audits and due diligence procedures performed.

(3) Tax fees consist of fees for tax compliance, international tax, transaction assistance and state tax planning.

(4) All other fees consist principally of assistance with arbitration with joint venture parties and circulation audits.

     The Audit Committee has considered whether, and has concluded that, the provision of such non-audit services is compatible with maintaining KPMG LLP's independence.

     Every practicable effort is made to have the Audit Committee (or the Audit Committee Chairman when such committee is not convened) pre-approve new audit services or non-audit services to be provided by the Corporation's auditor.

SPECIAL RESOLUTION AMENDING THE ARTICLES OF THE CORPORATION

     Under the Corporation's current articles, the board is set at a minimum of 3 directors and a maximum of 25 directors. The precise number of directors within the minimum and maximum is determined by the board of directors and is currently set at 12 persons for the ensuing year. The directors are asking shareholders to amend the articles of the Corporation to allow the board of directors to increase, by resolution from time to time, the number of directors within the prescribed maximum and minimum limits set out in the Corporation's articles. This amendment would provide the board of directors with more flexibility in determining the appropriate board size in the future, within the prescribed maximum and minimum. In accordance with applicable law, the board would not be able to increase the board size by more than one third between meetings of shareholders.

     The shareholders are being asked to pass the Board Size Resolution, the full text of which is set out in Appendix "A" to this management proxy circular, authorizing the Corporation to amend its articles to allow the board to increase the number of directors, by resolution from time to time, within the prescribed maximum and minimum limits set out in the Corporation's articles.

     In order to be approved, the Board Size Resolution must be passed by at least two-thirds of the votes cast by the shareholders, in person or by proxy at the meeting, failing which, the articles of amendment cannot be filed by the directors or officers of the Corporation.

     The board recommends that shareholders vote FOR the Board Size Resolution.

MANAGEMENT AGREEMENTS

     In 1998 the management services arrangements between Ravelston, Hollinger and the other companies in the Hollinger group were restructured to reflect the transformation of Hollinger into an open-end investment corporation and the provision by Ravelston of management services directly to other companies in the Hollinger group. Ravelston is a provider of management services to various companies including, but not limited to, Hollinger and other companies in the Hollinger group.

     The business of Hollinger now consists solely of the investment of its assets in corporations. The majority of the net asset value of Hollinger is represented by its investment in Hollinger International, a U.S. public company listed on the New York Stock Exchange, which is a subsidiary, but not a wholly-owned subsidiary, of Hollinger. Hollinger International and its consolidated group command the substantial portion of executive services provided by Ravelston or its wholly-owned subsidiary Ravelston Management Inc. ("RMI") to the Hollinger group of companies. The independent directors of Hollinger International have assumed a direct role in the negotiation of fees paid to Ravelston for management services provided to Hollinger International and its wholly-owned subsidiaries under two separate agreements (the "Services Agreements") entered into between Ravelston and Hollinger International and its subsidiaries. The Services Agreements were transferred, in July 2002, from Ravelston to RMI. These management fees reflect the nature and extent of services provided directly to Hollinger International under the supervision of the directors of Hollinger International, who are in a position to appraise the value of such services.

     As part of the restructuring described above, new management arrangements were made between Ravelston and Hollinger and various other key companies in the Hollinger group including Hollinger International. The new arrangement with Hollinger (the "Hollinger Management Agreement") became effective as of January 1, 1998 and was generally consistent in its scope and terms with the management agreement it superseded except that it governed only the provision of management services to Hollinger. The Hollinger Management Agreement was terminated as of January 1, 2001. Since its termination, Ravelston has continued to provide similar services to those provided under the Hollinger Management Agreement under an arrangement in which Ravelston receives no compensation for those services. No management fee was paid by Hollinger and its wholly-owned subsidiaries in 2002 pursuant to the Hollinger Management Agreement or otherwise.

     MANAGEMENT SERVICES

     Pursuant to the Services Agreements and separate services agreements with Moffat Management Inc. and Black-Amiel Management Inc., both of which are affiliates of RMI, RMI and such affiliates provide advisory, consultative, procurement and administrative services to Hollinger International and its respective subsidiaries including, among other things, strategic advice, planning and financial services (including advice and assistance with respect to acquisitions, divestitures or joint venture arrangements); consulting services regarding risk management and insurance coverage; and assistance in operational matters. In 2002 approximately U.S.$21.4 million plus Cdn.$3.6 million was paid in fees to Ravelston and RMI pursuant to the Services Agreements and approximately U.S.$1,176,000 in the aggregate was paid to Moffat Management Inc. and Black-Amiel Management Inc. pursuant to separate service agreements. In addition to the services provided under the Services Agreements and separate services agreements, in 2002 Lord Black and Mr. Colson received U.S.$719,000 in the aggregate from Telegraph Group Limited in respect of executive services provided. The fees paid by Hollinger International, its subsidiaries and affiliates were approved by the Audit Committee of Hollinger International as reasonable for the services rendered. The amount of fees payable pursuant to the Services Agreements and separate services agreements for 2003 and future years will be determined annually by agreement between RMI and such affiliates and the Audit Committee of Hollinger International. The Services Agreements and separate services agreements may be terminated by either party upon 180 days prior written notice. RMI's affiliates include Lord Black and Messrs. Radler, Colson, Atkinson, Boultbee and Creasey and Mrs. Black, who are officers and/or directors of both Hollinger and Hollinger International and who, with the exception of amounts paid to Lord Black and Mr. Colson by Telegraph Group Limited and Mrs. Black's salary and bonus in the aggregate amount of U.S.$276,000 paid by Chicago Sun-Times, Inc., plus U.S.$29,297 (19,500 pounds sterling which has been converted into U.S. Dollars at the average rate of 1.5024 for purposes of this disclosure) paid by Telegraph Group Limited to Mrs. Black for articles written, do not receive salaries directly from Hollinger International in their capacities as executive officers of Hollinger International or Hollinger. In connection with the offering by Hollinger of its Senior Secured Notes, RMI has pledged as security its rights under the Services Agreements.

     The names and addresses of the insiders of Ravelston and RMI are as follows: Peter Y. Atkinson, Oakville, Ontario; Lord Black, London, England; J.A. Boultbee, Toronto, Ontario; Daniel W. Colson, London, England; Charles G. Cowan, Toronto, Ontario; F. David Radler, Vancouver, British Columbia; and Peter G. White, Banff, Alberta. Reference is made to "Table D" for a description of any indebtedness by any insiders of Ravelston to Hollinger or to any of Hollinger's subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     In June, 2000, the Corporation and Hollinger International exercised their option to pay cash on the mandatory exchange of the special shares of Hollinger Canadian Publishing Holdings Co. ("HCPH"). Each HCPH special share was exchanged for U.S.$8.88 cash resulting in a payment of HCPH special shareholders of U.S.$95 million. The Corporation was responsible for U.S.$36.8 million of this amount. Hollinger International made a demand loan to 504468 N.B. Inc. ("NBI"), a wholly-owned subsidiary of Hollinger, in respect of Hollinger's portion. The loan was initially unsecured and was guaranteed by the Corporation and certain subsidiaries. The loan was amended January 1, 2002, and thereafter, carried an interest rate of 90-day LIBOR plus 300 basis points. The loan balance, including accrued interest, was approximately U.S.$47.0 million as of March 10, 2003.

     Contemporaneously with the closing of the offering by the Corporation of U.S.$120.0 million aggregate principal amount of 11 7/8 Senior Secured Notes due 2011 on March 10, 2003, Hollinger International:

     - repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of Hollinger International at U.S.$8.25 per share for total proceeds of U.S.$16.5 million; and

     - redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable Convertible Preferred Stock of Hollinger International at the fixed redemption price of $146.63 per share.

     Proceeds from the repurchase and redemption were offset against the debt due to Hollinger International from NBI, resulting in net outstanding debt due to Hollinger International of approximately U.S.$20.4 million as of March 10, 2003. Effective April 30, 2003, U.S.$15.7 million principal amount of that debt was transferred by Hollinger International to HCPH and subsequently transferred to RMI in satisfaction of debt due from HCPH to RMI. After the transfer, NBI's debt to Hollinger International is approximately U.S.$4.7 million and NBI's debt to RMI is approximately U.S.$15.7 million. The debts owing by NBI to RMI and owing by NBI to Hollinger International each bear interest at the rate of 14.25% if interest is paid in cash, and 16.50% if it is paid in kind except that RMI has waived its right to receive interest until further notice. All amounts owing by NBI are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due by NBI to Hollinger International is guaranteed by Ravelston and the Corporation. Hollinger International entered into a subordination agreement with the Corporation and NBI pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NBI to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to Hollinger International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NBI to RMI.

     On July 3, 2002, NP Holdings Company ("NP Holdings"), a subsidiary of the Corporation, was sold to RMI, a company controlled by Lord Black, for U.S.$3,760,000 ($5,750,000). The net assets of NP Holdings represent Canadian tax losses. The tax losses, only a portion of which were previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest Global Communications Corp., declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were negotiated with and approved by the Audit Committee and the independent directors of Hollinger International.

     During the period January 1, 2002 to July 1, 2002, one of the corporate airplanes was leased by a subsidiary of Hollinger. The costs associated with the plane, approximately U.S.$2.3 million, were charged to Hollinger International, as in prior years. Hollinger and Ravelston paid an allocation of variable costs covering any occasion of their use. Effective July 1, 2002, such subsidiary was transferred to Publishing for One U.S. Dollar (U.S.$1.00). The costs were approved by the Audit Committee of Hollinger International as reasonable for the services rendered and the transfer to Publishing was approved by the Audit Committee as a market value transaction.

     As of January 1, 2001, Ravelston, an insider of Hollinger, entered into a license agreement with 10 Toronto Street Inc. ("10 Toronto Street"), an indirectly wholly-owned subsidiary of the Corporation. Under the agreement, 10 Toronto Street grants Ravelston, and other members of the Hollinger group, a license to use the premises located at 10 Toronto Street, Toronto, Ontario, Canada. Ravelston is required to pay all of the costs associated with the use of such premises in respect of itself and the other members of the Hollinger group, including the Corporation.

EXECUTIVE COMPENSATION

Description of Officers' Remuneration

     Services of the Corporation's executive officers are provided by Ravelston and, prior to its termination, pursuant to the Hollinger Management Agreement. Reference is made to "Management Agreements". Hollinger does not provide cash remuneration to its executive officers as such. There is no basis upon which to allocate the aggregate amount previously payable under the Hollinger Management Agreement to individual officers because the individuals who provided services to Hollinger pursuant to the Hollinger Management Agreement were not in fact receiving compensation primarily in respect of those services. Their individual cash compensation is determined by Ravelston (which, as mentioned above, derives management fees from a number of other companies) and not by the Compensation Committee of Hollinger (see "Report on Executive Compensation"). The aggregate cash compensation paid to executive officers of Hollinger as directors of Hollinger and its subsidiaries in 2002 was $321,625.

Description of Directors' Remuneration

     Each director of Hollinger is entitled to receive an annual director's fee of $25,000 and a fee of $1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Executive Committee receive annual fees of $6,000 and members of the Audit, Corporate Governance, Compensation and Retraction Price Committees receive annual fees of $3,000. The Chairman of any Committee of Hollinger's Board of Directors receives an annual fee of $2,500.

     Hollinger has taken steps to align more closely the interests of its directors with those of its shareholders. Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Share Unit Plan for Directors (the "Directors' Share Unit Plan"). For a director that elects to participate, a number of deferred share units equal to the number of retractable common shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Corporation for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the retractable common shares on the dividend payment date. Deferred share units will be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payment will be made, at the election of the director, in either cash or retractable common shares purchased on the market, net of withholding tax, based on the market value of the retractable common shares on the date of the payment (see footnote (8) on page 5).

     A Special Committee was constituted in February, 2003 to review all aspects of an issue by the Corporation of 11 7/8% Senior Secured Notes due in 2011. The Chairman of the Special Committee, Ms. Sabia, received additional compensation in the amount of $25,000 and the members of the Committee, Messrs. Eaton and Gotlieb, received additional compensation in the amount of $10,000 each.

Summary Compensation Table

     The following table sets forth compensation information for the three fiscal years ended December 31, 2002 in respect of each of the named executives.

                                                                         TABLE A

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                 ANNUAL COMPENSATION                        LONG-TERM
                                                                                           COMPENSATION
                                           ------------------------------------ ----------------------------------
                                                                      OTHER              SECURITIES UNDER
                                                                     ANNUAL                  OPTIONS                ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR       SALARY       BONUS      COMPENSATION               GRANTED               COMPENSATION
---------------------------------------------------------------------------------------------------------------------------------
                                         ($)(1)(2)     ($)(1)        ($)(3)                   (#)(4)                  ($)(5)
 Lord Black,                   2002        900,361            0       237,440        (a) 250,000 (Hollinger)                  0
 Chairman of the Board and     2001        898,884      387,250             0      (b) 205,000 (Hollinger L.P.)               0
 Chief Executive Officer       2000        888,552    2,763,902        47,295         (c) 375,000 (Hollinger                  0
                                                                                          International)
---------------------------------------------------------------------------------------------------------------------------------
 F. David Radler               2002        169,867            0        41,519        (a) 230,000 (Hollinger)                  0
 Deputy Chairman,              2001        208,464      232,350             0      (b) 205,000 (Hollinger L.P.)               0
 President and Chief           2000        233,294      788,267             0         (c) 375,000 (Hollinger                  0
 Operating Officer                                                                        International)
---------------------------------------------------------------------------------------------------------------------------------
 Daniel W. Colson              2002        569,929            0        29,477        (a) 160,000 (Hollinger)             92,639
 Vice-Chairman;                2001        608,078    1,740,641        22,860      (b) 130,000 (Hollinger L.P.)          92,933
 Deputy Chairman and           2000        611,263    2,666,634        22,520         (c) 280,000 (Hollinger             96,333
 Chief Executive Officer,                                                                 International)
 Telegraph Group Limited
---------------------------------------------------------------------------------------------------------------------------------
 J.A. Boultbee                 2002         62,000            0             0         (a) 95,000 (Hollinger)                  0
 Executive Vice-President      2001         70,250       77,450             0      (b) 75,000 (Hollinger L.P.)                0
 and Chief Financial Officer   2000         81,250            0             0         (c) 117,000 (Hollinger                  0
                                                                                          International)
---------------------------------------------------------------------------------------------------------------------------------
 Peter Y. Atkinson             2002         79,955            0             0         (a) 80,000 (Hollinger)                  0
 Executive Vice-President      2001         67,750      154,900             0      (b) 80,000 (Hollinger L.P.)                0
                               2000         78,750       74,280             0         (c) 117,000 (Hollinger                  0
                                                                                          International)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) With the exception of salaries paid to Lord Black and Mr. Colson by The Telegraph (which salaries were paid in pounds sterling and Canadian dollars, respectively, and have been converted into Canadian dollars at the 2002 average rate of 2.3591 for the purposes of this disclosure) and certain performance incentive bonuses, none of the executive officers of the Corporation receives salary or bonus directly from the Corporation. See "Management Agreements" and "Description of Officer's Remuneration". Ravelston and RMI are associates of Lord Black and Mr. Radler. The Corporation and its wholly-owned subsidiaries paid management fees to Ravelston pursuant to the Hollinger Management Agreement, prior to its termination as of January 1, 2001, $3,200,000 in 2000. Hollinger does not determine the allocation of the management fee paid to Ravelston among its ultimate recipients. That allocation is determined by Ravelston. Hollinger has requested, and Ravelston provided, an allocation of the economic interest, direct or indirect through compensation arrangements, shareholdings or otherwise, in the management fee paid by Hollinger and its subsidiaries during the years ended December 31, 2001 and December 31, 2002 which can reasonably be attributed to the Chief

     Executive Officer of Hollinger and the other four most senior officers of Hollinger whose salaries and bonuses for the years ended December 31, 2001 and December 31, 2002 exceeded $100,000. The allocation provided by Ravelston has not been independently verified by Hollinger.

                                                                            YEAR ENDED
                                                                   ----------------------------
                                                                   DECEMBER 31,    DECEMBER 31,
    NAME                                                               2002            2001
    ----                                                           ------------    ------------
                                                                          (U.S. DOLLARS)
    Lord Black..................................................    $6,485,439      $6,619,256
    F. David Radler.............................................     3,147,922       3,102,221
    Daniel W. Colson............................................     1,770,770       1,714,308
    Peter Y. Atkinson...........................................       876,009         846,063
    J. A. Boultbee..............................................       929,395         897,250

(2) The amounts in this column also include directors' fees paid by the Corporation, Hollinger International, The Telegraph, Hollinger L.P., The Sun-Times Company and Jerusalem Post Publications Limited.

(3) With respect to Lord Black, "Other Annual Compensation" reflects a portion of the cost of maintaining his New York condominium, an allocation for a portion of the cost of a New York and a London automobile and driver, a portion of the cost of his personal house staffs where offices are maintained and in which meetings are frequently held, and an allocation of variable costs covering any occasion when his use of a corporate airplane is not entirely for corporate purposes. With respect to Mr. Radler, "Other Annual Compensation" reflects a portion of the cost of maintaining the Chicago condominium and automobile and an allocation of variable costs covering any occasion when his use of a corporate airplane is not entirely for corporate purposes. With respect to Mr. Colson, "Other Annual Compensation" reflects a portion of the cost of an automobile allowance and medical benefits.

(4) These amounts relate, as indicated, to options on retractable common shares of the Corporation granted pursuant to the Corporation's Executive Share Option Plan, to options on limited partnership units of Hollinger L.P. granted pursuant to Hollinger L.P.'s Unit Option Plan and to options on shares of Class A common stock of Hollinger International granted pursuant to Hollinger International's Stock Option Plans.

(5) With respect to Mr. Colson, "All Other Compensation" includes contributions made by The Telegraph to its Executive Pension Scheme.

Options/Stock Appreciation Rights

     In 1994 the Board of Directors approved an Executive Share Option Plan (the "Option Plan"). Under the Option Plan the Corporation issues non-transferable options ("Options") to purchase retractable common shares of the Corporation to certain executives of the Corporation and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of the Corporation and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of the Corporation; (ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of the Corporation and its subsidiaries persons of ability and industry.

     The Options are to purchase up to a specified maximum number of retractable common shares at a price equal to the exercise price which is the average trading price on the Toronto Stock Exchange of the Corporation's retractable common shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

     The following table sets forth information concerning the issue in 2002 to the named executives of options to purchase shares of Class A common stock of Hollinger International pursuant to Hollinger International's Stock Option Plans. No options were granted in 2002 pursuant to the Option Plan or Hollinger L.P.'s Unit Option Plan.

                   OPTION/SAR GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

                                                                         TABLE B

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 % OF TOTAL                     MARKET VALUE
                                           SECURITIES             OPTIONS         EXERCISE     OF SECURITIES
                                              UNDER              GRANTED TO          OR          UNDERLYING
                                             OPTIONS            EMPLOYEES IN     BASE PRICE       OPTIONS           EXPIRATION
  NAME                                     GRANTED (#)         FINANCIAL YEAR   ($/SECURITY)    ($/SECURITY)           DATE
-----------------------------------------------------------------------------------------------------------------------------------
  Lord Black,                                375,000                16.8        U.S.$ 11.13     U.S.$ 11.13        Feb. 4, 2012
  Chairman of the Board and         (Hollinger International)
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                            375,000                16.8        U.S.$ 11.13     U.S.$ 11.13        Feb. 4, 2012
  Deputy Chairman                   (Hollinger International)
  President and
  Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                           280,000                12.6        U.S.$ 11.13     U.S.$ 11.13        Feb. 4, 2012
  Vice-Chairman;                    (Hollinger International)
  Deputy Chairman and
  Chief Executive Officer,
  The Telegraph
-----------------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                              117,000                5.2         U.S.$ 11.13     U.S.$ 11.13        Feb. 4, 2012
  Executive Vice-President          (Hollinger International)
-----------------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                          117,000                5.2         U.S.$ 11.13     U.S.$ 11.13        Feb. 4, 2012
  Executive Vice-President          (Hollinger International)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

     The following table sets forth details concerning the financial year end value of (a) outstanding options issued pursuant to the Option Plan, (b) outstanding options to purchase shares of Class A common stock of Hollinger International issued pursuant to Hollinger International's Stock Option Plans and (c) outstanding options to purchase limited partnership units of Hollinger L.P. pursuant to Hollinger L.P.'s Unit Option Plan.

  AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
                 YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                         TABLE C

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          VALUE OF
                                                                                                         UNEXERCISED
                                                                           UNEXERCISED                  IN-THE-MONEY
                                                                           OPTIONS AT                    OPTIONS AT
                                         SECURITIES     AGGREGATE            FY-END                        FY-END
                                          ACQUIRED        VALUE              (#)(1)                        ($)(2)
                                         ON EXERCISE    REALIZED          EXERCISABLE/                  EXERCISABLE/
  NAME                                       (#)           ($)            UNEXERCISABLE                 UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------------------
  Lord Black,                                                               250,000/0                         0
  Chairman of the Board                      0             0               (Hollinger)
  and Chief Executive Officer                                            153,750/51,250                      0/0
                                             0             0            (Hollinger L.P.)
                                                                         803,750/941,250             U.S.$61,150/U.S.$0
                                             0             0        (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                                                           230,000/0                         0
  Deputy Chairman, President                 0             0               (Hollinger)
  and Chief Operating Officer                                            153,750/51,250                      0/0
                                             0             0            (Hollinger L.P.)
                                                                         803,750/941,250             U.S.$61,150/U.S.$0
                                             0             0        (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                                                          160,000/0                         0
  Vice-Chairman;                             0             0               (Hollinger)
  Deputy Chairman and                                                     97,500/32,500                      0/0
  Chief Executive Officer,                   0             0            (Hollinger L.P.)
  The Telegraph                                                          462,500/702,500             U.S.$10,800/ U.S.$0
                                             0             0        (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                                                             95,000/0                          0
  Executive Vice-President                   0             0               (Hollinger)
                                                                          56,250/18,750                      0/0
                                             0             0            (Hollinger L.P.)
                                                                         241,000/302,000              U.S.$3,120/U.S.$0
                                             0             0        (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                                                         80,000/0                          0
  Executive Vice-President                   0             0               (Hollinger)
                                                                          60,000/20,000                      0/0
                                             0             0            (Hollinger L.P.)
                                                                         250,000/302,000             U.S.$20,000/U.S.$0
                                             0             0        (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) These numbers relate to the options granted pursuant to the Option Plan, the options granted pursuant to the Hollinger International Stock Option Plans and the options granted pursuant to Hollinger L.P.'s Unit Option Plan.

(2) Calculated using the closing price for retractable common shares of the Corporation on the Toronto Stock Exchange, the shares of Class A common stock of Hollinger International on the New York Stock Exchange and the limited partnership units of Hollinger L.P. on the Toronto Stock Exchange on December 31, 2002, less the exercise price of the options.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee consists of five directors who are neither officers nor employees of the Corporation or Ravelston and who do not have any other material interest in Ravelston. None of the Compensation Committee members is eligible to participate in the Option Plan.

     Hollinger International is the most significant user of RMI's management services. Since Hollinger International is a public corporation with its own board of directors, including directors independent of Hollinger and related companies, the Committee has concluded that it would be appropriate for the Hollinger International board of directors to negotiate directly with RMI the management fees payable for the services provided to it and its subsidiaries pursuant to the two Services Agreements.

     In the past under the Hollinger Management Agreement, the aggregate management fee for each calendar year was negotiated with Hollinger on an annual basis. The Compensation Committee had been delegated authority by the board of directors of Hollinger to settle and approve the management fees, if any, to be paid by Hollinger, and its wholly-owned subsidiaries, to Ravelston pursuant to such agreement. Until the annual fee was determined for any year, Ravelston continued to be compensated on the basis of the previous year's fee. The Hollinger Management Agreement was terminated as of January 1, 2001 although Ravelston continues to provide management services to Hollinger. No management fee will be payable by Hollinger to Ravelston in respect of the management services to be provided for the year 2003.

     The compensation levels for the executives and other employees of Ravelston are the responsibility of Ravelston and are not determined by the Compensation Committee of Hollinger or by the board of directors or any committee of Hollinger International, except to the extent that the Corporation or Hollinger International compensates the executives and employees in the form of stock options. Pursuant to the management fee arrangements, the management fees are not allocated to specific Ravelston or RMI employees, consequently, the Compensation Committee has no basis for attributing specific amounts to Hollinger's executive officers as salaries and bonuses.

     The Compensation Committee also approves the granting of Options under Hollinger's Option Plan.

     In respect of its role in approving the grant of options to the Corporation's executives, the Compensation Committee utilizes the following strategy:

     (i) motivate executives to achieve their strategic goals by tying grants to the performance of the Corporation as well as their individual performance;

     (ii) be competitive with other leading companies so as to attract and retain talented executives; and

     (iii) align the interests of its executives with long-term interests of the Corporation's shareholders through stock-related programs.

No Options were granted under the Option Plan in 2002.

     The foregoing report has been furnished by the current members of the Compensation Committee: Henry H. Ketcham III (Chairman), Fredrik S. Eaton, R. Donald Fullerton, Allan E. Gotlieb and Maureen J. Sabia.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     The chart below compares the yearly percentage change in the Corporation's cumulative total shareholder return on the Corporation's retractable common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Index for the five years commencing December 31, 1997 and ending December 31, 2002.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                ON RETRACTABLE COMMON SHARES OF THE CORPORATION
                        AND THE S&P/TSX COMPOSITE INDEX

        [COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN GRAPH]

---------------------------------------------------------------------------------------------------------------------
                                                    31-Dec-97  31-Dec-98  31-Dec-99  31-Dec-00  31-Dec-01  31-Dec-02
---------------------------------------------------------------------------------------------------------------------
  Hollinger Inc.                                       100.00     133.33      84.38     115.19      73.95      47.57
---------------------------------------------------------------------------------------------------------------------
  S&P/TSX Composite Index                              100.00      98.42     129.63     139.23     121.73     106.59
---------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     In the past, Hollinger made loans to certain directors and officers of the Corporation in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "Purchase Plan"). These loans were assumed by one of Hollinger's wholly-owned subsidiaries, Domgroup Ltd. In 1999, Hollinger also made loans to companies controlled by certain directors and officers of the Corporation in connection with the initial public offering by Hollinger L.P. Hollinger's board of directors has resolved to retire these loans on a timely and orderly basis. The following table sets out certain information relating to such loans.

                                                                         TABLE D

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               FINANCIALLY
                                                           LARGEST             AMOUNT            ASSISTED
                                     INVOLVEMENT           AMOUNT            OUTSTANDING        SECURITIES           SECURITY
                                    OF ISSUER OR         OUTSTANDING            AS AT           PURCHASES              FOR
                                  SUBSIDIARY(1)(2)       DURING 2002        MAY 16, 2003          DURING         INDEBTEDNESS(3)
  NAME                                                                                             2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                             ($)                 ($)               (#)
  Lord Black,                    Domgroup as lender       3,345,646           3,369,570             0           735,280 Series II
  Chairman of the Board and      Hollinger as lender       183,101             186,671              0              50,000 units
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                Domgroup as lender       2,450,463           2,447,587             0           577,720 Series II
  Deputy Chairman, President     Hollinger as lender       189,684             193,382              0              50,000 units
  and Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Notes :

(1) The loans made by Hollinger and assigned to Domgroup were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by Hollinger in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan are now held in trust by Ravelston for the benefit of the subscribers. From October 1, 1998, the loans made by Hollinger and assigned to Domgroup have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%; and are partially secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) From April 13, 1999, the loans secured by a pledge of the Hollinger L.P. units have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%.

(3) The number of Series II Preference Shares of the Corporation and limited partnership units of Hollinger L.P. pledged as security for the indebtedness.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     During 2002, Hollinger maintained directors' and officers' liability insurance that covered the entire Hollinger group of companies and had a policy limit of U.S.$130,000,000 aggregate per policy year. Under this insurance coverage, Hollinger would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of U.S.$2,500,000 per occurrence. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Hollinger. The total premium paid by Hollinger for such directors' and officers' liability insurance in respect of 2002 was U.S.$698,000 and was not allocated to directors as a group or to officers as a group.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The board of directors of the Corporation considers sound corporate governance structures and practices to be essential to the effective operation and success of the Corporation and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the board of directors and has been approved by the board of directors.

     As mandated by Section 473 of the Toronto Stock Exchange Company Manual (the "TSX Guidelines"), the following is a statement of the Corporation's existing corporate governance practices with specific reference to the existing TSX Guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

     (a)  adoption of a strategic planning process;

       The senior management team formulates strategic proposals and the operational plans necessary to achieve their implementation. These proposed strategies and related tactics and plans are considered by the board before they are finalized. The final version of the proposals is then approved by the board.

     (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

       The board through its Committees, principally the Audit Committee, discharges these responsibilities. The Audit Committee reports to the board in respect of such matters and in so doing seeks board approval to develop and improve processes designed to convey to the board, on a timely basis, information regarding the principal risks of the Corporation's business and systems to manage such risks.

     (c) succession planning, including appointing, training and monitoring senior management;

       The Chairman and the Corporate Governance Committee share responsibility for succession planning. As a number of senior officers are board members, there is ample opportunity for the independent directors to formulate independent opinions on the qualifications of these potential candidates for promotion.

     (d)  a communications policy for the corporation;

       The Corporation aims to effectively communicate with its shareholders, stakeholders, employees and the investing public on a timely basis regarding its operations and to accommodate feedback from such parties. Shareholder inquiries receive prompt responses from senior management. The Corporation conducts a comprehensive investor communications and relations program that includes the publication of press releases involving the dissemination of quarterly financial or other information and all corporate disclosure documents and briefing meetings with institutional and other investors, analysts, fund managers and the financial news media regarding significant corporate developments and financial results.

     (e) the integrity of the corporation's internal control and management information systems.

        Hollinger's major subsidiaries observe high standards in respect of their internal control and management information systems. Hollinger monitors these subsidiaries through its appointees to their boards and management teams and through the subsidiaries' monthly financial reports on operations. The Audit Committee of the board works with Hollinger's Chief Financial Officer and external auditors to assess the need for an internal audit department and to monitor and improve the information systems and internal financial controls necessary to ensure that material developments are brought to the attention of senior management expeditiously and, if appropriate, to the attention of the board.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

    Of its thirteen directors, eight are currently involved in the management of the business and affairs of the Corporation or its affiliates. Five directors currently are not part of management and are free from any interest (other than interests arising from shareholding -- see pages 3 and 4), business or familial relationship in or with the Corporation or the significant shareholder, that could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation. Consequently, 38% of directors are "unrelated directors" as that term is defined in the current TSX Guidelines and independently represent the 22% interest held by shareholders other than the significant shareholder. This exceeds the recommendation for the proportionate representation of minority shareholders established in accordance with the current TSX Guidelines. For these reasons and because Hollinger's directors are legally obligated to be aware of the potential for conflicts of interest and to declare them wherever a conflict exists, Hollinger believes it has an adequate number of unrelated directors to discharge the board's responsibilities.

    To facilitate the independent functioning of the board, directors also meet in camera without management present after every board meeting.

    The leaders of Hollinger's principal subsidiaries are members of the board. This provides non-executive directors with direct and frequent access to these key executives. Such access assists the non-executive directors in achieving a thorough understanding of Hollinger's businesses and operations and the issues they face and also affords them opportunities to assess the calibre of management.

    The categorization of directors is as follows:

    RELATED                            UNRELATED
    -------                            ---------
    P. Y. Atkinson                     F. S. Eaton
    Lord Black                         R. D. Fullerton
    B. Amiel Black                     A. E. Gotlieb
    J. A. Boultbee                     H. H. Ketcham III
    D. W. Colson                       M. J. Sabia
    C. G. Cowan
    F. D. Radler
    P. G. White

    Mr. Fullerton will not be a member of the board of directors for the upcoming year as he is not standing for re-election. Mr. Bassett, if elected, will be an "unrelated director" as that term is defined in the current TSX Guidelines.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

    In determining the qualifications of directors as "unrelated directors", the board takes into account relationships each director may have with the Corporation. For example, the board considers whether a director has a business or familial relationship with the Corporation or with the Corporation's significant shareholder. In determining the composition and characterization of the board last year, the board applied the definition of "unrelated director" as it is defined in the current TSX Guidelines. Accordingly, eight directors were members of management and therefore were considered to be related directors under the TSX Guidelines. The following directors were unrelated directors:

     1.   F.S. Eaton
     2.   R.D. Fullerton
     3.   A.E. Gotlieb
     4.   H.H. Ketcham, III
     5.   M.J. Sabia

    Mr. Fullerton has indicated that he will retire as a director and not stand for re-election at the meeting. Mr. Bassett, if elected, would be an "unrelated director" as such term is defined in the current TSX Guidelines.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

    The board has appointed a Corporate Governance Committee, all of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions. The nominating function of the Committee is conducted after consultation with the Chairman and CEO.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

    The assessment of the effectiveness of the board, committees of the board and the contribution of individual directors is a continuing process conducted by the Corporate Governance Committee in consultation with the Chairman and CEO. Hollinger believes that an informal and frank relationship among the directors is the most effective process through which to make such assessments. In 2002, as he does annually, the Chairman of the Corporate Governance Committee sought responses from each non-executive board member on a survey on governance issues including board organization, assessment of management, strategy determination, monitoring and implementing, communication with shareholders and other matters.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

    Each new director is provided with an extensive information package containing historical, financial and business information and information regarding directors' legal obligations, and is encouraged to discuss any of the information with senior management. Hollinger holds board meetings from time to time at the offices of certain of its operating subsidiaries. This permits all directors, including new recruits, to meet and question operating management. These information meetings provide directors with a more complete understanding of Hollinger's operations and competitive circumstances. In addition, prior to the board's assessment of any major proposal, each director is provided with a comprehensive memorandum regarding his or her obligations, responsibilities and potential liabilities in connection with such proposal.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

    The board of directors currently consists of thirteen members and thirteen members are to be elected by shareholders at the meeting. The directors and management believe the board is of a size which is conducive to effective and efficient communication and decision-making. The appropriate size of the board is under continuing consideration by the directors and management.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

    This matter is reviewed periodically by the Chairman and CEO, the Deputy Chairman and the Corporate Governance Committee, in consultation with compensation experts, with reference to comparable situations. Hollinger's board compensation practice is considered to be consistent with that of comparable North American newspaper publishing corporations.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. An inside director is a director who is an officer or employee of the corporation or of any of its affiliates.

    Set out below is the composition of the current committees of the Hollinger board. The right-hand column entitled "Status" represents the board's characterization of each of the members:

                            COMMITTEE                             MEMBER            STATUS
                            ---------                             ------            ------
    1.   Executive Committee............................  Lord Black                inside     --     related
                                                          D. W. Colson              inside     --     related
                                                          A. E. Gotlieb             outside    --   unrelated
                                                          F. D. Radler              inside     --     related
    2.   Audit Committee................................  F. S. Eaton               outside    --   unrelated
                                                          R. D. Fullerton(1)        outside    --   unrelated
                                                          A. E. Gotlieb             outside    --   unrelated
                                                          H. H. Ketcham             outside    --   unrelated
                                                          M. J. Sabia               outside    --   unrelated
    3.   Corporate Governance Committee.................  F. S. Eaton               outside    --   unrelated
                                                          R. D. Fullerton(1)        outside    --   unrelated
                                                          A. E. Gotlieb             outside    --   unrelated
    4.   Compensation Committee.........................  F. S. Eaton               outside    --   unrelated
                                                          R. D. Fullerton(1)        outside    --   unrelated
                                                          A. E. Gotlieb             outside    --   unrelated
                                                          H. H. Ketcham             outside    --   unrelated
                                                          M. J. Sabia               outside    --   unrelated
    5.   Retraction Price Committee.....................  J. A. Boultbee            inside     --     related
                                                          P. Y. Atkinson            inside     --     related

---------------

(1) See discussion under TSX Guideline 2, above.

    The Executive Committee acts infrequently. When it does, it reports on its actions to the board. Matters of any consequence are brought to the board for consideration except on rare occasions when immediate action is required.

    The roles of the Audit Committee and Corporate Governance Committee are discussed below.

    The Compensation Committee periodically settles and approves the management fees, if any, paid by Hollinger and its wholly owned subsidiaries to Ravelston and approves the granting of options under its executive stock option plan.

    The Retraction Price Committee meets quarterly and determines when the right of retraction of holders of Hollinger's retractable common shares takes effect and the retraction price of the Corporation's retractable shares.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

    The Corporate Governance Committee has been given these responsibilities and reports to the board in this area.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

    In addition to those matters which must be legally approved by the board, the board reviews and approves actions proposed by management which are outside the ordinary course of business or are "material" to the Corporation's business. These matters include dispositions, acquisitions, the recommendations of the Corporate Governance Committee, the Audit Committee, and major capital expenditures of the Corporation and its wholly owned subsidiaries.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

     The Corporate Governance Committee has been assigned the responsibility for administering the board's relationship to management. The Committee monitors the ability of the board to act independently of management, and board members are encouraged to discuss privately with the Chairman and CEO or the Chairman of the Corporate Governance Committee any matter or concern that they would prefer not to raise before the full board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     All members of the Audit Committee are non-management directors. The roles and responsibilities of the Audit Committee are set forth in a formal charter and include, among other things, responsibility for monitoring management in connection with, and reviewing:

     -  the financial reporting process;

     - the preparation of consolidated financial statements in accordance with generally accepted accounting principles;

     - the system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations;

     - the system of disclosure controls designed to ensure compliance with the Corporation's disclosure obligations; and

     -  the independence and objectivity of the external auditors.

     The Audit Committee charter sets out the criteria that should be considered in the appointment of Committee members as well as the Committee's roles and responsibilities. The Committee continues to review various ways to improve appropriate processes to assist it in fulfilling its duties.

     A majority of the Corporation's revenue in the last financial year represents dividends from Hollinger International, a U.S. public company controlled by the Corporation. The outside auditor of Hollinger International is KPMG LLP who is also the outside auditor of the Corporation. In addition, management services are provided to Hollinger International by RMI, a wholly-owned subsidiary of Ravelston, which also provides management services to the Corporation. The Audit Committee of the Corporation relies in good faith on the financial statements of Hollinger International in considering and reviewing the financial statements of the Corporation. In doing so, the Audit Committee takes steps in order to be satisfied that such reliance is reasonable and appropriate. Such steps include meeting with the representatives of KPMG who have carried out the audit of Hollinger International in order to satisfy the Audit Committee of the Corporation that Hollinger International's financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., that an appropriate system of internal controls and procedures is in place at Hollinger International, that the Audit Committee understands the key accounting principles applied in preparing the financial statements of Hollinger International and the effect of alternative presentations, and that KPMG is independent and objective for purposes of that audit. The Audit Committee of the Corporation meets with the members of management of Ravelston responsible for providing through RMI financial and accounting services to Hollinger International. The Audit Committee of the Corporation also reviews the management letter prepared by KPMG and sent to management of Hollinger International in connection with the audit of the financial statements of Hollinger International as well as other material written communications from KPMG to management of Hollinger International or its audit committee in connection with financial or internal control matters.

     With respect to the financial results of the Corporation's operations unrelated to Hollinger International, the Audit Committee is responsible for monitoring and reviewing the matters referred to above in accordance with its Audit Committee charter. In that connection, the Audit Committee has direct communication channels with the internal and external auditors of the Corporation and has oversight responsibility for management reporting on internal control. In carrying out these responsibilities, the Audit Committee meets regularly with KPMG and the individuals at Ravelston responsible for providing financial and accounting services to the Corporation.

     The Audit Committee charter is attached to this management proxy circular as Appendix "B".

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

     The directors have access to management and the Corporation's advisers in order to assist in their understanding of proposed board actions and the implications of voting for or against such actions. Committees of the board are authorized by the board from time to time to retain outside advisers at the Corporation's expense.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     The CBCA permits certain eligible shareholders of Hollinger to submit shareholder proposals to Hollinger, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is February 20, 2004.

        ANNUAL REPORT, FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

     The annual report and consolidated financial statements of Hollinger for the financial year ended December 31, 2002 will be placed before the meeting but shareholders will not be asked to vote thereon.

     Copies of Hollinger's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of Hollinger for 2002 together with the report of the auditors thereon, management's discussion and analysis of Hollinger's financial condition and results of operations for 2002, the interim financial statements of Hollinger for periods subsequent to the end of Hollinger's last fiscal year and this circular are available upon request from the Secretary of Hollinger.

                              APPROVAL OF CIRCULAR

     The contents and the sending of this Circular have been approved by the board of directors of Hollinger. All information is, unless otherwise stated, given as of May 16, 2003.

                                       /s/ Charles G. Cowan
                                         CHARLES G. COWAN
                                         Vice-President and Secretary
Toronto, Ontario
May 16, 2003

                                  APPENDIX "A"

              RESOLUTION AMENDING THE ARTICLES OF THE CORPORATION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation is hereby authorized to amend its articles to allow the board of directors of the Corporation to increase, by resolution from time to time, the number of directors of the Corporation within the prescribed maximum and minimum limits set out in the Corporation's articles.

2. Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to deliver articles of amendment, in duplicate, to the Director under the Canada Business Corporations Act and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing resolution.

3. The board of directors of the Corporation is authorized in its absolute discretion to revoke this resolution before it is acted upon without further approval of the shareholders.

                                  APPENDIX "B"

                                 HOLLINGER INC.
                            AUDIT COMMITTEE CHARTER

     A CHARTER OF ITS PURPOSE, DUTIES, ORGANIZATION AND RESPONSIBILITIES

A.  PURPOSE

1. The Audit Committee (the "Committee") is appointed by the Board of Directors ("the Board") of the Corporation. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation's financial statements, the Corporation's compliance with all applicable legal and regulatory requirements, the qualifications, independence and performance of the Auditor, the performance of the Corporation's internal audit function, the preparation of the reports required to be filed with the United States Securities and Exchange Commission ("SEC") as well as those to be included in the Corporation's management circular, and to perform the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

B.  PRIMARY DUTIES

2.   Serve as an independent and objective party to:

     -- oversee management's conduct of the Corporation's financial reporting process and the system of internal controls;

     -- monitor the independence and performance of the Corporation's Auditors; and

     -- provide an avenue of communication among the outside auditors, management and the Board.

3. The Audit Committee shall discuss with the Auditor the significant estimates and other significant decisions made by management in preparing the financial statements and the related disclosures.

4. The Audit Committee shall review all the annual and quarterly financial statements, including the disclosure under "Management's Discussion and Analysis" included in any annual or quarterly report intended for distribution amongst shareholders as well as earnings press releases of the Corporation.

5. The Committee shall, through its Chairperson, report regularly to the Board of Directors following the meetings of the Committee, addressing such matters as the quality of the Corporation's financial statements, before such financial statements are approved by the Directors, the Corporation's compliance with legal and regulatory requirements, the performance and independence of the Auditors, the performance of the internal audit function or other matters related to the Committee's functions and responsibilities.

6. In addition, the Board of Directors may refer to the Audit Committee such matters and questions relating to the financial position of the Corporation and its affiliates as the Board of Directors may from time to time see fit.

C.  ORGANIZATION

NUMBER AND QUALIFICATION

7. The Audit Committee shall be comprised of a minimum of three directors, each of whom shall be financially literate or become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. Financial literacy means the ability to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. At least one member of the Audit Committee shall have accounting or related financial expertise. Such expertise may be defined as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as well as the reconciliation to U. S. GAAP, as included in the Corporation's Annual Report filed with the SEC on Form 40-F. Each member of the Audit Committee shall be an unrelated director, that is to say, a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere with the exercise of his or her independent judgment or interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from direct or indirect ownership or control of securities in the Corporation. A director who is a controlling shareholder of an entity that has a material business relationship with the Corporation is a related director. Management directors are related directors.

8. No member of the Committee shall accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates other than in connection with serving on the Committee or as a member of the Board.

TENURE

9. Audit Committee members and the Committee Chairman shall be appointed annually by the Board of Directors. Each member of the Audit Committee will hold office until the next annual meeting of shareholders of the Corporation after his or her appointment.

CHAIRMAN

10. If, in any year, the Board of Directors does not make an appointment of the Chairman, the incumbent Chairman will continue in office until that Chairman's successor is appointed.

REMOVAL AND VACANCIES

11. Any member of the Audit Committee may be removed and replaced at any time by the Board of Directors and will automatically cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board of Directors may fill vacancies in the Audit Committee by appointment from among the members of the Board of Directors. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

REMUNERATION

12. The members of the Audit Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board of Directors may from time to time determine.

NOTICE OF MEETINGS

13. The Audit Committee shall meet as frequently as circumstances require, but in any event not less than six times in each calendar year. The Audit Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

14. The Chairman of the Audit Committee may call meetings of the Audit Committee periodically and will do so at the request of any two members of the Audit Committee or at the request of the Auditor of the Corporation.

15. The Auditor of the Corporation is entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of office of the Auditor.

16. The Audit Committee will have the right to require the attendance of any member of management of the Corporation at meetings of the Audit Committee.

17. The Audit Committee will have the right to invite any person to attend meetings of the Committee.

18. Notice of the time and place of each meeting of the Audit Committee will be given to each member by telefax or by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, and, subject to the requirements of any applicable law, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the Audit Committee may be held at any time without notice if all the members have waived or are deemed to have waived notice of the meeting.

19. Provided the addressee has consented in writing electronically, the Corporation may satisfy the requirement to send any notice or document referred to above by creating and providing an electronic document.

TIME AND PLACE OF MEETINGS

20. Audit Committee meetings shall be at times and places to be determined by the Chairman or failing him by the Secretary of the Audit Committee.

AGENDA

21. The Chairman of the Audit Committee will establish the agenda of the meetings and, where possible, circulate materials in advance to allow sufficient time for study prior to the meeting.

QUORUM

22. A quorum at any meeting will be a simple majority provided that if the number of members of the Audit Committee is an even number, one half of the number plus one shall constitute a quorum.

VOTING AND APPROVAL

23. Each member is entitled to one vote in Audit Committee proceedings. Questions arising at any meeting of the Audit Committee must be decided by a majority of votes.

PROCEDURE

24. The procedure at meetings will be determined by the Audit Committee unless otherwise determined by the By-Laws of the Corporation or by a resolution of the Board of Directors of the Corporation.

MINUTES OF MEETINGS

25. The Audit Committee must keep minutes of its proceedings and distribute a copy of the minutes to each member of the Board on a timely basis.

SECRETARY

26. The Secretary of the Corporation shall be the Secretary of the Audit Committee whom failing, the Chairman shall appoint a Secretary to keep minutes of the meeting.

TRANSACTION OF BUSINESS

27. The powers of the Audit Committee may be exercised at a meeting where a quorum is present or by telephone or other electronic means, or by resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee.

ABSENCE OF CHAIR

28. In the absence of the Chairman of the Audit Committee at a meeting, the Audit Committee may elect one of its members present to act as Chairman of that meeting.

D. RESPONSIBILITIES

29. The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the Auditors are responsible for auditing and/or reviewing those financial statements. While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements present fairly the financial position, the results of operations and the cash flows of the Company, in accordance with GAAP. This is the responsibility of management and the Auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the Auditor's work. In carrying out its responsibilities, policies and procedures, the Audit Committee should remain flexible in order to best react to changing conditions and to meet its oversight responsibilities. The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board of Directors. In carrying out these responsibilities, the Audit Committee will:

GENERAL

30. Review and update, if necessary, the Audit Committee's Charter annually.

31. Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of the corporation and report thereon to the Board of Directors.

32. Report Audit Committee actions to the Board of Directors with such recommendations as the Audit Committee may deem appropriate.

33. Have the power to conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation.

34. Confirm with management that financial reporting is in compliance with all current regulatory reporting requirements.

35. Review any accounting policies selected by management and any significant estimates and judgments underlying the financial statements, including a rationale behind those estimates as well as the details on material accruals and reserves and the Company's accounting principles.

36. Review any material changes in accounting practices or policies and the related impact on the financial statements and material questions of choice with respect to the accounting practices and policies.

37. Review with management, the Auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements.

38. Review the procedures used by the Corporation to identify related party transactions, payments or procedures in order to assess their propriety and appropriateness and report to the Board thereon.

39. Review the procedures used by the Corporation to manage risk, including insurance coverages and financial guarantees and other commitments.

40. Review the procedures and controls used by the Corporation relating to employee withholding taxes, commodity taxes and other taxes and or assess whether such taxes are determined accurately and remitted appropriately.

41. Oversee the investigation of alleged fraud, illegal acts and conflicts of interest.

42. Disclose the Audit Committee Charter in the Corporation's annual proxy circular. If the Corporation has a website, this Charter must be posted on the Corporation's website and the next management circular of the Corporation must state that this Charter is available on the website or is available in print to any shareholder who requests a copy.

43. Perform such other functions as assigned by law, the Corporation's charter or By-Laws or delegated to it by the Board of Directors.

44. The members of the Audit Committee shall have the right, for the purpose of performing their duties, of inspecting all the books and records of the Corporation and its affiliates and of discussing such accounts and records and any matters relating to the financial position of the Corporation with the officers and auditors of the Corporation and its affiliates.

45. Meet regularly with management, the Auditors and the internal auditors, if any, in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

46. The Committee shall, if required by the SEC regulations to be adopted under the Sarbanes-Oxley Act, establish procedures for:

     a. The receipt, retention and treatment of complaints received by the Company regarding the accounting, internal accounting controls or auditing matters; and

     b. The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

AUDITORS

Appointment of The Auditor

47. Encourage open, frank discussion and provide an open avenue of communication between the Auditor and the Board of Directors.

48. The Audit Committee must review the Auditor's engagement letter.

49. The Audit Committee shall have the ultimate authority and responsibility to evaluate and to recommend the nomination of the Auditor to be proposed for shareholder approval in any proxy statement.

50. Have a clear understanding with management and the Auditor that the Auditor is ultimately accountable to the Audit Committee and the Board as representative of the shareholders.

Rotation of Partner or Removal of Auditor

51. After taking into account the opinions of management, evaluate the performance of the Auditor and consider whether or not it is appropriate to recommend to the Board of Directors a policy of rotating Auditors on a regular basis, or of requesting that the Auditor rotate lead engagement partners more frequently than every five years.

52. If a change in the Auditor is proposed, enquire as to the reasons for the change, including the response of the incumbent Auditor, and enquire as to the qualifications and independence of the newly proposed Auditor before making a recommendation to the Board of Directors.

53. If the Audit Committee determines that the Auditor should be removed from office before the expiry of the Auditor's term, recommend to the Board that a special meeting of the shareholders of the Corporation be called for the purpose of removing the Auditor from office and appointing a replacement Auditor in accordance with section 165 of the Canada Business Corporations Act, and must recommend to the Board of Directors a replacement Auditor.

54. If a vacancy in the office of Auditor is required to be filled, the Audit Committee must recommend to the Board of Directors a replacement Auditor to be appointed by the Board of Directors under section 166(1) of the Canada Business Corporations Act.

Independence of the Auditor

55. Receive from the Auditor, at least annually, a formal written Statement delineating all relationships between the Auditor and the Corporation, consistent with Independence Standards Board, Standard No.1. The Audit Committee should also actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and take or recommend that the full Board of Directors take, appropriate action to satisfy itself of the independence of the Auditor.

56. The Committee shall establish written policies for the hiring by the Company of current and former employees of the Auditors.

57. Pre-approve the appointment of the Auditor for any non-audit service that is not prohibited under the rules of Canadian Public Accountability Board and the Independence Standards of the Canadian Institute of Chartered Accountants and the Securities Exchange Act of 1934 or that falls under the de minimus threshold set out in section 10A(i)(1)(B) of the Securities Exchange Act of 1934. Before appointment of the Auditor for any non-audit service, the Audit Committee must consider the compatibility of the service with the Auditor's independence. For greater certainty, the Audit Committee has the sole authority to appoint the Auditor for any non-audit service.

58. Disclose to shareholders, in periodic reports, Committee approval of non-audit services to be performed by the Auditor of the Corporation. The Chairman or any other independent member appointed by the Audit Committee shall have the authority to pre-approve non-audit services. The decisions taken by the Chairman or any other member of the Committee to whom authority is delegated to grant preapprovals shall be presented to the full Audit Committee at each of its scheduled meetings.

59. Review the fees billed to the Corporation for audit and non-audit services performed by the Auditor and for non-audit services performed by other accounting firms.

Communications with Auditor

60. Consider, review and discuss with the Auditor:

     a.    The adequacy of the Corporation's internal controls;

     b. The accounting estimates and judgments made by management, and management's selection of accounting principles, in order to assure itself that the Auditors are satisfied that such estimates, judgments and principles are an appropriate application of GAAP; and

     c. The clarity and adequacy of the Corporation's financial disclosure, critical accounting policies identified by the Auditors and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the Auditor in order to avoid boilerplate.

61. Review with management and the Auditor, at the completion of the examination:

     a. The Corporation's annual and interim financial statements and related notes;

     b. The results of the annual audit and interim financial reviews performed by the Auditors of the financial statements and report thereon;

     c. Any significant changes required in the Auditor's audit plan and the extent to which procedures were carried out which might detect weakness in internal control or fraud or other illegal acts;

     d. Any serious difficulties or disputes with management encountered during the course of the audit (the Committee to be responsible for overseeing the resolution of such differences and disputes);

     e. Any material management letter comments and management's responses to the recommendations made by the Auditors in connection with the audit;

     f. Accounting adjustments that were noted or proposed by the Auditor but were "passed" as immaterial or otherwise;

     g. Other matters related to the conduct of the audit which are to be communicated to the Audit Committee; and

     h. Meet with the Auditor and management in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

INTERNAL AUDIT

62. Review management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems.

63. Consider, on an annual basis, the establishment of an internal audit department and provide a recommendation to the Board of Directors and if deemed necessary, receive and approve the terms of reference for an internal audit department.

64. Subject to the establishment of an internal audit department:

     a. Review the adequacy of resources that it has to perform its responsibilities;

     b. Receive reports or summaries of reports submitted to management by the internal auditor and assess the adequacy of the action taken by management on such reports; and

     c. Maintain direct and open communication with the director of the internal audit department.

65. Review any significant recommendations made by the Auditor for the strengthening of internal controls and review management's response to the internal control recommendations of the Auditor.

DISCLOSURE OF FINANCIAL AND RELATED INFORMATION

66. Review all financial statements including financial statements that do not require approval by the Board of Directors. In addition to the review of financial statements mentioned in section 4, such review shall include, without limitation, press releases, Management's Discussion and Analysis, Annual Information Forms, financial statements for use in prospectuses or other offering documents and financial statements required by regulatory authorities before any public disclosure of the information. The Audit Committee may ask the Auditor to review this material before any public disclosure of the information.

67. The Committee shall require the Auditors to review the Corporation's interim financial statements to be included in the Company's quarterly reports prior to filing such reports with the Securities Commissions and distributing them to shareholders.

68. Satisfy itself, on behalf of the Board of Directors, that the information contained in the financial publications mentioned above does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

69. Review press releases relating to financial statements and other material financial information prior to their dissemination to the public.

70. Review the form of the audit report.